[redacted]

SECURI 08026942 .ON

Washington, D.C. 20549

SEC Mail Processing Section

FEB 25 2008

Washington, DC 101

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 29983

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Warfield Associates, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

450 Park Avenue, Suite 1401
(No. and Street)

New York, (City) New York (State) 10022 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas R. Warfield 212-319-6755
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Myer, Greene & Degge
(Name –)

P.O. Box 930 (Address) Pearl River, (City) NY (State) 10965 (Zip Code)

PROCESSED
MAR 05 2008
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas R. Warfield, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Warfield Associates, Inc., as of December 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY T. BARKER
Notary Public, State of New York
No. 01BA5016820
Qualified in Rockland County
Commission Expires 8/23/09

Mary T. Barker
Notary Public

Signature

President
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**

WARFIELD ASSOCIATES, INC.

INDEX

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOL.COM

To the Board of Directors
Warfield Associates, Inc.

We have audited the accompanying statement of financial condition of Warfield Associates, Inc. as of December 31, 2007 and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position, results of operations and cash flows of Warfield Associates, Inc. as of and for the year ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary data is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

MYER, GREENE & DEGGE

Dated: February 6, 2008

Exhibit A

WARFIELD ASSOCIATES, INC.

STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2007

ASSETS

Cash and cash equivalents (Notes 1D and 3)	$158,192
Accounts receivable (Note 3)	138,993
Receivable from brokers, dealers and clearing organizations (Note 3)	32,420
Interest income receivable	6,423
Marketable securities owned, at market value (Notes 2 and 3)	400,906
Prepaid expenses	9,000
Fixed assets - net (Notes 1C and 4)	62,668
Deposits	15,000
TOTAL ASSETS	$823,602

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 19,586
Income taxes payable (Note 5)	-
Total Liabilities	19,586
Commitments and contingencies (Note 7)	-
Stockholder's equity - Schedule 1	804,016
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$823,602

The accompanying notes are an integral part of the financial statements.

Exhibit A
Schedule 1

WARFIELD ASSOCIATES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Stock (1)						
	Issued		In Treasury				
	Shares	Amount	Shares	Amount	Paid in Capital	Retained Earnings	Total
Balance, January 1, 2007	100	$2,000	(7)	$(89,821)	$ 198,626	$ 906,447	$ 1,017,252
Net Income	-	-	-	-	-	590,338	590,338
Distribution of Subchapter S Corporation Earnings	-	-	-	-	-	(803,574)	(803,574)
BALANCE, DECEMBER 31, 2007	100	$2,000	(7)	$(89,821)	$ 198,626	$ 693,211	$ 804,016

(1) No par value, 200 shares authorized, 100 shares issued and 93 shares outstanding. Treasury stock is reflected at cost.

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF OPERATIONS

FOR THE YEAR ENDED DECEMBER 31, 2007

	Amount	Percent To Total Revenue
REVENUES (Note 1B)		
Investment advisory fees	$ 2,037,119	55.78
Commissions	1,542,338	42.23
Interest, dividends & other income	72,579	1.99
Total Revenue	3,652,036	100.00
EXPENSES		
Employee compensation	2,516,099	68.90
Rent, utilities & other occupancy costs (Note 7)	220,507	6.04
Payroll taxes	71,738	1.96
Insurance and fringe benefits	55,420	1.52
Telephone, trading and research services	28,640	0.78
Professional fees	24,112	0.66
Auto and travel	22,136	0.61
Dues, subscriptions, licenses and registrations	19,918	0.55
Office supplies and general expenses	14,034	0.38
Depreciation (Note 1C)	9,148	0.25
Meals and entertainment	7,267	0.20
Marketing and business promotion	4,023	0.11
Charitable contributions	3,500	0.09
Repairs and maintenance	428	0.01
Broker errors	250	0.01
Bank charges	97	-
Total Expenses	2,997,317	82.07
INCOME BEFORE INCOME TAX PROVISION	654,719	17.93
CURRENT INCOME TAX PROVISION (Note 5)		
Local	63,956	1.76
State	425	0.01
NET INCOME	$ 590,338	16.16

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31, 2007

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 590,338	
Adjustments to reconcile net income to cash provided by operations:		
Depreciation	9,148	
Gain on sale of fixed assets	(679)	
Decrease (increase) in operating assets:		
Accounts receivable	(4,203)	
Receivable from brokers, dealers and clearing organizations	5,827	
Interest income receivable	7,452	
Marketable securities owned, at market value	410,018	
Due from officer	1,208	
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	1,625	
Income taxes payable	(47,000)	
Cash Provided By Operations		$ 973,734
CASH FLOWS FROM INVESTING ACTIVITIES:		
Proceeds from sale of fixed assets	3,000	
Purchase of fixed assets	(46,977)	
Cash (Applied To) Investing Activities		(43,977)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Distribution of Subchapter S corporation earnings	(803,574)	
Cash (Applied To) Financing Activities		(803,574)
INCREASE IN CASH AND CASH EQUIVALENTS		126,183
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		32,009
CASH AND CASH EQUIVALENTS, END OF YEAR (Note 1D)		$ 158,192

The accompanying notes are an integral part of the financial statements.

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

NOTE 1–SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A *The Company:* Warfield, Banfield & Co., Inc (The Company), was incorporated on March 8, 1983 under the laws of the State of New York to carry on a general investment and management advisory business. On May 11, 1987, the Company changed its name to Warfield Associates, Inc. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

B *Revenue:* Transactions for the Company's accounts in securities, short-term money market instruments and related revenue and expenses are principally recorded on a trade-date basis. For purposes of determining the realized gain or loss on a sale, the cost of securities sold is based on a first in, first out method unless shares are otherwise specifically identified. Dividends are recorded on the ex-dividend date and interest income is accrued as earned.

C *Fixed Assets:* Furniture, fixtures and equipment are recorded at cost. Depreciation is computed using accelerated and straight line methods over the estimated useful lives of the assets. Expenditures that materially increase the life of the related assets are capitalized. Expenditures for maintenance and repairs are charged to operations.

D *Statement of Cash Flows:* For purposes of the statement of cash flows, cash equivalents include time deposits, money market funds and all highly liquid debt instruments with original maturities of three months or less, that are not held for sale in the ordinary course of business.

NOTE 2–INVESTMENT IN SECURITIES

Marketable securities are stated at quoted market values. The Company's security investments are bought or sold short and held principally for the purpose of selling or repurchasing them in the near term and are therefore classified as trading securities. Trading securities are recorded at fair market value on the balance sheet, with the change in fair value during the period included in earnings. Marketable securities are comprised of the following:

United States Treasury Obligations	$400,906

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

NOTE 2–INVESTMENT IN SECURITIES (CONT'D)

Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of financial condition.

NOTE 3–CREDIT RISK CONCENTRATION

The Company maintains its cash in bank and clearing organization deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant risk.

The clearing and depository operations for the Company's security transactions are provided by National Financial Services, LLC. At December 31, 2007, virtually all of the investments in securities are positions with this broker. In the normal course of business, substantially all of the Company's cash balances, receivable balances, security positions and securities transactions are held or transacted with brokers or other counterparties. The Company is subject to credit risk from the potential inability of these counterparties performing under the terms of the contracts. The Company's management monitors the financial condition of such brokers and does not anticipate any losses from these counterparties.

NOTE 4–FIXED ASSETS

As of December 31, 2007 fixed assets consisted of the following:

Office equipment	$ 77,594
Furniture and fixtures	42,265
Transportation equipment	45,851
Leasehold improvements	16,173
	181,883
Less: Accumulated depreciation	(119,215)
NET TOTAL	$ 62,668

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

NOTE 5–INCOME TAXES

The Federal income taxes on the net income for the year are payable personally by the shareholders pursuant to an election under Internal Revenue Code Section 1362(a) to be taxed as a small business corporation. In addition, the Company has elected, pursuant to Section 660 of Article 22 of the New York State tax law, to be taxed as a small business corporation. However, the Company is liable to New York City for local income taxes.

The Company's effective income tax rate is different than what would be expected if the local statutory rates were applied to income from continuing operations primarily because the Company uses different accounting methods for financial reporting and tax reporting purposes, expenses deductible for financial reporting purposes that are not deductible for tax purposes, and the fact that New York City does not recognize subchapter S corporations.

NOTE 6–NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which specifies uniform minimum net capital requirements for all registered brokers and dealers. At December 31, 2007, the Company had net capital, as defined, of $567,167, which was $562,167 in excess of its regulatory requirements.

NOTE 7–COMMITMENTS AND CONTINGENCIES

Effective November 2002, the Company entered into a lease agreement for the rental of their New York City facilities. The term of the lease expires on June 30, 2008. The lease calls for base rents, including electric, starting at $11,492 per month and increasing periodically up to $16,726 per month. Commencing July 1, 2003, through the expiration date, the Company will be responsible for an additional electrical inclusion factor of $8,208 per annum. In addition, the Company is also responsible for real estate tax escalation clauses.

Minimum future payments required under the above agreement are as follows:

2008	$102,000

WARFIELD ASSOCIATES, INC.

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2007

NOTE 8--RELATED PARTY TRANSACTIONS

During 2007, the Company received approximately $158,000 of advisory fees from a joint venture of which the Company's Chief Executive Officer and majority shareholder is a general partner. At December 31, 2007, the balance due from the joint venture included in accounts receivable amounted to $13,469.

NOTE 9--SUPPLEMENTAL CASH FLOW INFORMATION

Cash paid for interest and income taxes are as follows:

Interest	$ -
Income taxes	111,382

NOTE 10--USE OF ESTIMATES

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

WARFIELD ASSOCIATES, INC.

SUPPLEMENTAL DATA

WARFIELD ASSOCIATES, INC.

COMPUTATION OF NET CAPITAL COMPUTED UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

Total stockholders' equity		$ 804,016
Add: liabilities subordinated to claims of general creditors allowable in computation of net capital		-
Other allowable credits		-
Total capital and allowable subordinated liabilities		804,016
Deductions and/or charges:		
Total nonallowable assets	232,084	
Other deductions or charges	-	
Other additions or credits	-	(232,084)
Net capital before haircuts on security positions		571,932
Haircuts on trading and investment securities		(4,765)
Undue concentration on trading and investment securities		-
Net capital		567,167
Computation of net capital requirement:		
Minimum net capital required		5,000
EXCESS NET CAPITAL		$ 562,167

Reconciliation (pursuant to Paragraph (d)(4) of Rule 17a-5) with the Company's computation (included in Part IIA of Form X-17A-5 as of December 31, 2007):

Net capital, as reported in Part IIA of the Company's FOCUS Report	$ 567,179
Difference due to adjustments to net income and certain reclassifications	(12)
NET CAPITAL PER ABOVE	$ 567,167

WARFIELD ASSOCIATES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKER-DEALER UNDER RULE 15C3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2007

EXEMPTION UNDER SECTION (k)(2)(ii) HAS BEEN CLAIMED

All customer transactions are cleared through National Financial Services, LLC, on a fully disclosed basis, which files financial statements with the Securities and Exchange Commission pursuant to Rule 17a-5.

WARFIELD ASSOCIATES, INC.

INDEPENDENT AUDITOR'S REPORT ON
INTERNAL ACCOUNTING CONTROL
REQUIRED BY SEC RULE 17A-5

MYER, GREENE & DEGGE
CERTIFIED PUBLIC ACCOUNTANTS
P.O. BOX 930
300 N. MIDDLETOWN ROAD
SUITE 8
PEARL RIVER, N.Y. 10965

JAMES CULLEN
KENNETH F. KARDASHIAN
GERALD G. WALTERS

TEL: (845) 735-8659
FAX: (845) 735-8728
EMAIL: MGDCPAS@AOLCOM

To the Board of Directors
Warfield Associates, Inc.

In planning and performing our audit of the financial statements of Warfield Associates, Inc. as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study includes test of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Corporation is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of

controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

MYER, GREENE & DEGGE

Dated: February 6, 2008

END

END